UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ____**May 4, 2010**_____



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway		
Decatur, Illinois		**62526**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   Results of Operations and Financial Condition.

On May 4, 2010, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated May 4, 2010 announcing third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: May 4, 2010   By   /s/ David J. Smith
                                 David J. Smith
                                 Executive Vice President, Secretary and
                                  General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 4, 2010



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

May 4, 2010   FOR IMMEDIATE RELEASE

ARCHER DANIELS MIDLAND COMPANY THIRD-QUARTER
EARNINGS UP $ 418 MILLION

Archer Daniels Midland Company (NYSE: ADM) today reported net earnings of $ 421 million and segment operating profit of $ 696 million for the quarter ended March 31, 2010—increases of $ 418 million and $ 442 million, respectively, from the Company's totals for the same period one year earlier.

- ADM earned $ 0.65 diluted EPS for the third quarter, versus last year's breakeven third quarter.
- Profit in ADM's Oilseeds Processing segment improved $ 181 million due to both higher margins and increased volumes.
- Corn Processing profit increased $ 55 million on stronger bioproducts results.
- In the Agricultural Services segment, profit increased $ 44 million as ADM saw a good global supply of grains and oilseeds and modestly improving demand.
- Other business units' operating profit increased $ 162 million on improved results from flour milling operations and the absence of last year's currency-derivative losses of equity investee, Gruma S.A.B. de C.V.

"In the third quarter, the ADM team did a good job managing our large, flexible origination and processing network to meet global demands," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "We also completed startup of our Columbus ethanol dry mill and began shipments from our renewable plastics plant in Clinton, and we are commissioning our propylene glycol plant in Decatur."

Financial Highlights

(Amounts in millions, except per share data)

	Quarter Ended March 31			Nine Months Ended March 31		
	2010	2009	Change	2010	2009	Change
Segment operating profit	$ 696	$ 254	$ 442	$ 2,440	$ 2,245	$ 195
Net earnings	$ 421	$ 3	$ 418	$ 1,484	$ 1,626	$ (142)
Diluted earnings per share	$ 0.65	$ 0.00	$ 0.65	$ 2.30	$ 2.52	$ (0.22)
Average shares outstanding	645	644		644	644	

A summary of segment operating profit and net earnings is as follows:

	Quarter ended March 31			Nine months ended March 31		
	2010	2009	Change	2010	2009	Change
			(in millions)			
Oilseeds Processing	$ 405	$ 224	$ 181	$ 1,041	$ 1,053	$ (12)
Corn Processing	104	49	55	582	196	386
Agricultural Services	165	121	44	490	1,011	(521)
Other	22	(140)	162	327	(15)	342
Segment operating profit	696	254	442	2,440	2,245	195
Corporate	(162)	(111)	(51)	(405)	201	(606)
Earnings before income taxes	534	143	391	2,035	2,446	(411)
Income taxes	(118)	(140)	22	(561)	(818)	257
Net earnings including noncontrolling interests	416	3	413	1,474	1,628	(154)
Less: Net earnings (losses) attributable to noncontrolling interests	(5)	-	(5)	(10)	2	(12)
Net earnings	$ 421	$ 3	$ 418	$ 1,484	$ 1,626	$ (142)

Discussion of Operations

Net earnings for the third quarter increased $ 418 million due to a $ 442 million pretax increase in segment operating profit, a $ 30 million after-tax favorable impact from changing LIFO inventory valuations, and lower income tax expense, partially offset by debt-buyback costs of $ 47 million, after tax. Segment operating profit for the year-ago quarter included $ 132 million of after-tax currency-derivative losses from the Company's equity investee, Gruma S.A.B. de C.V. Last year's third-quarter income tax expense included $ 97 million of deferred tax charges related to the restructuring of ADM's investment in Wilmar International, Ltd.

Net earnings decreased 9 percent to $ 1.5 billion for the nine months ended March 31, 2010, due to a $ 315 million after-tax negative impact from changing LIFO inventory valuations, and debt-buyback charges of $ 47 million, after tax, partially offset by a $ 195 million pretax increase in segment operating profit. The Company's effective income tax rate for the nine months declined to 27.6 percent, compared to 33.4 percent for the comparable period last year, due to changes in the geographic mix of pretax earnings and the absence of last year's $ 97 million charge related to the restructuring of ADM's investment in Wilmar International, Ltd.

Oilseeds Processing Operating Profit

Profit in ADM's Oilseeds Processing segment increased $ 181 million for the quarter and decreased $ 12 million for the nine months.

Crushing and origination results increased to $ 272 million for the quarter. With last year's short South American soybean crop, ADM's North American operations were able to run at higher utilization rates and realize improved margins and volumes.

Refining, packaging, biodiesel and other results increased $ 14 million to $ 66 million for the quarter. Improved demand for biodiesel in Europe and South America helped drive these results.

Oilseeds results in Asia were $ 67 million for the quarter, as results of ADM's equity investee, Wilmar International, Ltd., continued to be strong. Last year's third quarter reflected a gain of $ 18 million related to the sale of an equity investment.

Corn Processing Operating Profit

Corn Processing results increased $ 55 million for the quarter and $ 386 million for the nine months.

Sweeteners and starches operating profit decreased $ 101 million from the prior year to $ 45 million. This decrease reflects lower average selling prices that were only partially offset by lower net corn costs. These net corn costs were significantly impacted by mark-to-market losses and hedge accounting ineffectiveness related to corn futures.

Bioproducts profit in the quarter was up significantly from last year's loss due to lower net corn costs and improved ethanol margins resulting from good ethanol demand driven by favorable gasoline blending economics. Results also reflected stronger lysine sales volumes and margins.

During the third quarter, ADM shipped the first commercial product from its joint-venture Mirel™ bioplastics plant and began commissioning its propylene glycol plant. Startup was completed at ADM's Columbus ethanol dry mill, and work on the Cedar Rapids ethanol dry mill is going well, with the plant on-track to start up this summer.

Agricultural Services Operating Profit

Agricultural Services results increased $ 44 million for the quarter and decreased $ 521 million for the nine months.

In the quarter, ADM saw a good global supply of grains and oilseeds and modestly improving demand.

Merchandising and handling profit improved as global soybean demand was met primarily with U.S. supplies, due to last year's short South American crop, giving ADM good asset utilization and margins. Earnings from transportation operations declined on lower barge-freight rates and reduced capacity utilization caused by weak demand.

Other Operating Profit

Results from ADM's Other business units increased $ 162 million for the quarter and $ 342 million for the nine months.

Other processing businesses had higher results. Last year's third quarter reflected a loss of $ 212 million for ADM's share of foreign-currency-derivative losses of equity investee, Gruma S.A.B. de C.V. This quarter's other processing earnings reflected improved results from ADM's flour milling operations. Other processing earnings for the quarter include mark-to-market losses of $ 63 million related to certain forward sales commitments accounted for as derivatives, offsetting gains recorded in the preceding two quarters.

Other financial results in the quarter increased $ 30 million due primarily to the absence of losses experienced last year in managed fund investments and captive insurance operations.

Corporate Results

Corporate results decreased $ 51 million for the quarter—including $ 75 million in pretax costs related to debt buyback—and $ 606 million for the nine months. Declining commodity prices generated a $ 43 million decrease in ADM's LIFO inventory valuation reserves this quarter, compared to a $ 5 million increase a year ago. For the nine months, the change in LIFO inventory valuation reserves resulted in a credit of $ 65 million this year, compared to a $ 571 million credit last year.

New Accounting Standards

Certain amounts in the prior year's Consolidated Statement of Earnings, Segment Operating Analysis, Summary of Financial Condition, and Summary of Cash Flows have been restated and presentation formats have been modified to apply the requirements of new accounting standards ASC Topic 810, Consolidation and ASC Topic 470-20, Debt with Conversion and Other Options. Effective July 1, 2009, the Company adopted this amended guidance which requires retrospective application to all periods presented.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time on Tuesday, May 4, 2010, to discuss financial results and provide a Company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 800-901-5226 or 617-786-4513; the access code is 78248623. Replay of the call will be available from 11 a.m. Central Time on May 4 to May 11, 2010. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 85463572. To listen to the replay online, visit www.adm.com/webcast.

About ADM

Every day, the 28,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2009, were $69 billion. For more information about our Company and our products, visit www.adm.com.

Contacts

Media:	**Investors:**
David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

Segment Operating Analysis
(unaudited)

	Quarter ended March 31		Nine months ended March 31	
	2010	2009	2010	2009
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,740	7,018	21,911	21,178
Corn Processing	4,990	4,377	14,378	13,382
Wheat, cocoa and malt	1,764	1,716	5,548	5,440
Total processing volumes	14,494	13,111	41,837	40,000

	Quarter ended March 31		Nine months ended March 31	
	2010	2009	2010	2009
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 5,084	$ 4,689	$ 16,322	$ 17,757
Corn Processing	1,960	1,725	5,905	5,819
Agricultural Services	6,788	7,302	19,750	25,012
Other	1,313	1,126	4,002	4,087
Total net sales and other operating income	$ 15,145	$ 14,842	$ 45,979	$ 52,675

Segment Operating Profit
(unaudited)

	Quarter ended March 31			Nine months ended March 31		
	2010	2009	Change	2010	2009	Change
	(in millions)					
Oilseeds Processing Operating Profit						
Crushing and origination	$ 272	$ 100	$ 172	$ 600	$ 626	$ (26)
Refining, packaging, biodiesel and other	66	52	14	212	244	(32)
Asia	67	72	(5)	229	183	46
Total Oilseeds Processing	$ 405	$ 224	$ 181	$1,041	$1,053	$ (12)
Corn Processing Operating Profit						
Sweeteners and starches	$ 45	$ 146	$ (101)	$ 410	$ 351	$ 59
Bioproducts	59	(97)	156	172	(155)	327
Total Corn Processing	$ 104	$ 49	$ 55	$ 582	$ 196	$ 386
Agricultural Services Operating Profit						
Merchandising and handling	$ 154	$ 91	$ 63	$ 414	$ 861	$ (447)
Transportation	11	30	(19)	76	150	(74)
Total Agricultural Services	$ 165	$ 121	$ 44	$ 490	$ 1,011	$ (521)
Other Operating Profit						
Processing	$ 9	$ (123)	$ 132	$ 275	$ 31	$ 244
Financial	13	(17)	30	52	(46)	98
Total Other [(1)]	$ 22	$ (140)	$ 162	$ 327	$ (15)	$ 342
Corporate Results						
LIFO credit (charge)	$ 43	$ (5)	$ 48	$ 65	$ 571	$ (506)
Interest expense - net	(73)	(59)	(14)	(209)	(129)	(80)
Corporate costs	(64)	(54)	(10)	(203)	(183)	(20)
Debt buyback costs	(75)	-	(75)	(75)	-	(75)
Other	7	7	-	17	(58)	75
Total Corporate	$ (162)	$ (111)	$ (51)	$ (405)	$ 201	$ (606)

[(1)] Includes Gruma fx losses of $ 212 million for the quarter and $ 263 million for the nine months ended March 31, 2009.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended March 31		Nine months ended March 31	
	2010	2009	2010	2009
	(in millions, except per share amounts)			
Net sales and other operating income	$ 15,145	$ 14,842	$ 45,979	$ 52,675
Cost of products sold	14,254	14,193	43,062	48,947
Gross profit	891	649	2,917	3,728
Selling, general and administrative expenses	355	346	1,067	1,092
Other (income) expense – net	2	160	(185)	190
Earnings before income taxes	534	143	2,035	2,446
Income taxes	118	140	561	818
Net earnings including noncontrolling interests	416	3	1,474	1,628
Less: Net earnings (losses) attributable to noncontrolling interests	(5)	–	(10)	2
Net earnings attributable to ADM	$ 421	$ 3	$ 1,484	$ 1,626
Diluted earnings per common share	$ .65	$ .00	$ 2.30	$ 2.52
Average number of shares outstanding	645	644	644	644

Other (income) expense - net consists of:				
Interest expense	$ 101	$ 103	$ 304	$ 371
Investment income	(34)	(43)	(100)	(145)
Net gain on marketable securities transactions	–	–	(7)	(9)
Equity in (earnings) losses of unconsolidated affiliates	(137)	136	(428)	(80)
Debt buyback costs	75	–	75	–
Other – net	(3)	(36)	(29)	53
	$ 2	$ 160	$ (185)	$ 190

Summary of Financial Condition
(unaudited)

		March 31 2010		June 30 2009
		(in millions)		
NET INVESTMENT IN				
Working capital	$	10,475	$	10,927
Property, plant, and equipment		8,642		7,950
Investments in and advances to affiliates		2,671		2,459
Long-term marketable securities		673		626
Other non-current assets		1,140		1,139
	$	23,601	$	23,101
FINANCED BY				
Short-term debt	$	266	$	356
Long-term debt, including current maturities		7,155		7,640
Deferred liabilities		1,411		1,452
Shareholders' equity		14,769		13,653
	$	23,601	$	23,101

Summary of Cash Flows
(unaudited)

	Nine Months Ended March 31	
	2010	2009
	(in millions)	
Operating Activities		
Net earnings	$ 1,474	$ 1,628
Depreciation and amortization	673	576
Other – net	(129)	(184)
Changes in operating assets and liabilities	757	3,831
Total Operating Activities	2,775	5,851
Investing Activities		
Purchases of property, plant and equipment	(1,230)	(1,462)
Proceeds from sales of businesses	–	258
Net assets of businesses acquired	(59)	(44)
Other investing activities	76	26
Total Investing Activities	(1,213)	(1,222)
Financing Activities		
Long-term debt borrowings	14	102
Long-term debt payments	(546)	(18)
Debt repayment premium and costs	(71)	–
Net borrowings (payments) under lines of credit	(89)	(2,989)
Purchases of treasury stock	–	(100)
Cash dividends	(276)	(257)
Other	10	11
Total Financing Activities	(958)	(3,251)
Increase in cash and cash equivalents	604	1,378
Cash and cash equivalents - beginning of period	1,055	810
Cash and cash equivalents - end of period	$ 1,659	$ 2,188